November 23, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Carlos E. Aguero
President & Chief Executive Officer
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016

Re: 	Metalico, Inc.
	Form 10
		File No. 000-50999

Dear Mr. Aguero:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please update the financial statements based on interim data through September 30, 2004 in accordance with Rule 3-12 of Regulation S-X.

2. We note you make references to external legal counsel in your discussions of environmental liabilities. We remind you that if this reference is made in a filing in the 1933 Act environment, you must identify the external legal counsel and include their consent. Refer to Rule 436(b) of Regulation C.

Business; page 3

3. State the year of your organization and the form of entity as required by Item 101(a)(1) of Regulation S-K.

4. Report profit or loss and total assets for each segment over the past three fiscal years or insert a cross reference to Note 20 of the consolidated financial statements for the year ended December 31, 2003, where this information is reported. See Regulation S-K, Item 101(b).

5. Please disclose the geographic markets serviced and methods of distribution for sales of ferrous scrap on pages 6-7 and non-ferrous scrap on page 8 as required by Item 101(c)(1)(i) of Regulation S-K.
In addition, please state the amount or percentage contributed by each segment to your total revenue.

6. Please consider providing your Internet address, if you maintain a website, as suggested by Item 101(e)(3) of Regulation S-K.

7. We note that on page 14 and in Note 2 on page F-11 you refer to a major customer to whom sales accounted for more than 10% of your revenue in 2003. Revise your disclosure in each section to identify this customer by name and relationship, if any, to you and your subsidiaries in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Risk Factors; page 12

We are highly leveraged; page 12

8. Please state your current annual debt service payment obligations. In addition, if changes in the interest rate on your debt could materially affect your annual debt service costs, then disclose how much it will increase with a 1% increase.

Results of Operations; page 21

9. Expand your discussion to include an analysis of your segment performance measure "operating profit". In this regard, we note that operating profit for lead fabrication and secondary lead smelting segment has decreased materially from 2002 to 2003 and that scrap processors operating profit increased over the same period.


Results of Operations, Six Months Ended 6/30/04 . . .; page 22

10. In all comparative discussions of financial condition and results of operations, where more than one reason is cited as being responsible for a change, please quantify the contribution of each factor. Further, discuss why you believe that there have been changes and whether or not you believe that this is a trend. For example, quantify the impact of each factor that contributes to your net sales. In your discussion of ferrous and non-ferrous sales on page 22, you attribute the increase to (1) higher selling prices and (2) increased selling volumes. Quantify the impact of each of these factors and discuss why you believe that there have been changes and whether or not you believe that this is a trend.

Perform the same analysis for all other sections in the comparative analyses of financial condition and results of operations, including all analyses in the "Liquidity and Capital Resources" section. Refer to Item 303(a)(3)(i) of Regulation S-K and the instructions to Item 303 of Regulation S-K.

Scrap Metal Recycling; page 22

11. Where you attribute increased revenues for both ferrous and non-ferrous sales to increased selling volumes please quantify here, and in your other periodic disclosures, the increase in sales volumes.

12. On page 23 you state the one-year percentage price increase of four non-ferrous metals and mention an increase in domestic supply. Please revise to explain how these increases have affected your revenues or income. See Regulation S-K, Item 303(a)(3)(iv);
Instruction to Item 303(a)(8).

Results of Operations, Year Ended 12/31/03 . . .; page 24

Selling, General & Administrative; page 25

13. Separately quantify the impact of each item identified as having an impact on your selling, general and administrative costs. Also, for 2003 versus 2002, you indicate that selling, general and administrative costs have not changed even though the company recorded higher sales. Your discussion should be expanded to explain the reasons why selling, general and administrative costs haven`t increased.

Financial and Other Income/(Expense); pages 25-26

14. We note that your financial and other expenses increased for the year ended 12/31/03 to $527,000 from $363,000 for the year ended
12/31/02, but this has been labeled a decrease. Please revise this disclosure.

Results of Operations, Year Ended 12/31/02 . . .; page 26

Income Taxes; page 28

15. Please revise to provide more detail concerning the difference in tax expense from 2002 and 2001.

Liquidity and Capital Resources; page 30

16. Confirm to us that you do not have any purchase obligations that should be included in the table pursuant to Item 303 (a)(5)(D) to Regulation S-K. For instance, do you have contractual obligations to purchase materials from customers?

17. Please expand the table, or provide a footnote to the table of contractual obligations, to address the cash requirements for interest. Refer to footnote 46 of Release No 33-8350 Interpretation - Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

18. Separately discuss the impact that receivables, inventories, accounts payable and accrued expenses had on your operating cash flows for the years presented.

19. Please discuss the waiver of the violation of the covenant that requires minimum EBITDA and the subsequent waiver of the violation by the primary lender.

20. Please disclose how much you have available under your current credit facilities.

Future Capital Requirements; page 30

21. Please revise to explain what you mean by "borrowings ...
potentially available elsewhere."

Quantitative and Qualitative Disclosures About Market Risks

22. Please provide the sensitivity analysis or value at risks disclosures regarding potential loss resulting from one or more selected hypothetical changes in interest rates. Please also disclose your market risks from continued increases in commodity prices and a sensitivity analysis of potential losses due to a hypothetical change in commodity prices. If the company has customer accounts in Canada, please also disclose any market risks due to foreign currency exposures. Please refer to Item 305 of Regulation S-K.

Off-Balance Sheet Arrangements

23. Please discuss all off-balance sheet arrangements, including the performance guarantee on the debt of Mayco Industries, L.L.C., in the Management`s Discussion and Analysis.

Pro Forma Financial Statements; page 33

24. We note several instances where the Company has reflected pro forma adjustment amounts with references to more than one footnote. We also note that certain footnotes address more than one pro forma adjustment but do not quantify each adjustment. For instance, your adjustment for long-term debt refers to footnote A and B and footnote A refers to the adjustments necessary for (i) the step acquisition of Mayco, (ii) the financing related thereto and (iii) the elimination applicable amounts in consolidation. Please separately present each pro forma adjustment and ensure that each adjustment is referenced to a footnote that clearly explains the assumptions involved.

25. Disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in the recognition of goodwill.

26. Provide a footnote to the pro forma condensed consolidated balance sheet that sets forth the purchase price allocation.

27. We note that that you have not yet determined any value to be assigned to certain amortizable intangible assets. Please identify any significant intangible assets that are likely to be identified and the effect that amortization of such intangible assets may have on your pro forma results of operations.

28. Disclose the terms of the debt incurred for the acquisition of Mayco. If the actual interest rates can vary from those depicted, disclose the effect on income of a 1/8 percent variance in interest rates.

Pro Forma Condensed Consolidated Statement of Income; pages 35-37

29. In accordance with Rule 11-02(b)(7) of Regulation S-X, revise your pro forma condensed consolidated statements to include only income from continuing operations.

Quarterly Financial Information; page 38

30. Please disclose the reason for the loss from continuing operations in the fourth quarter of the 2002 fiscal year. Refer to Item
302(a)(3) of Regulation S-K.

Property; page 39

31. Revise your disclosure to discuss the terms of the various leases.

Certain Relationships & Related Transactions; page 48

32. Please disclose whether you believe that the transactions described are on terms at least as favorable to the company as it would expect to negotiate with unrelated third parties.

Equity Compensation Plan Information; page 52

33. Your table created pursuant to Item 201(d) indicates that the only equity compensation plan for which securities have been issued was not the shareholder-approved 1997 Long Term Incentive Plan, as your narrative description states, but rather a separate plan not approved by security holders. As such, please provide a narrative description of the plan`s material features as required by Item 201(d)(3) of Regulation S-K and file it as en exhibit under Item 601(b)(10)(iii)(B). Additionally, please state the number of securities to be issued upon the exercise of options granted under the 1997 Long Term Incentive Plan as of December 31, 2003 in column (a) under "Equity compensation plans approved by security holders."
Please also reconcile your disclosures with those in Note 14 of your financial statements for the year ended December 31, 2003.

Recent Sales of Unregistered Securities; page 52

34. We note your disclosure of sales of convertible bonds in the amount of $1,815,000 in paragraph 6 of Item 7. In paragraph 11 of your Item 10 discussion of the September 30, 2004 issuance of Convertible Notes with an aggregate face value of $3,850,000, please name the persons or identify the class of persons to whom the remaining notes were sold, as required by Item 701(b) of Regulation S-K.

Exhibits

35. Please file the contracts, agreements, and notes described in paragraphs 1-5 of Item 7 as exhibits to this registration statement. Alternatively, tell us why you do not consider these documents material.

Financial Statements

	Pro Forma Balance Sheet; page F-4

36. Please delete your December 31, 2003 pro forma balance sheet as the conversion of certain debt to equity and changes in the preferred stock is already reflected in the your June 30, 2004 historical balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.

Consolidated Statements of Income; page F-5

37. Disclose your income available to common stockholders on the face of your statement of income. In this regard we note that the preferred stock dividends are material to the periods presented.
Refer to SAB Topic 6B.

38. We note you have recorded impairment and other losses and net realized gain (loss) on nonoperating property within Financial and Other Income/(Expense). In 2003 and 2001, we note that the $458 and $563 charges relate to a decommissioned plant in Tennessee and a non-operating subsidiary located in Connecticut. Since this plant and subsidiary were part of your historical operations, the related ongoing costs related to the plant and subsidiary must be reflected in your determination of operating income. In this regard, we believe that you should include in operating income all charges that relate to activities for which revenues and expenses have historically been included in operating income.

39. You indicate within Management`s Discussion and Analysis, under the caption, "Scrap Metal Recycling - Ferrous Sales" that your April 2002 purchase of the recycler included the acquisition of its customer list. It is therefore unclear to us why you did not allocate any of the purchase price to this customer list. Tell us how you determined the fair value of the customer list.

40. We note that your revenue recognition policy simply states, "Revenue is generally recognized when product is shipped." However, based on the nature of your business and your discussion of revenues as a critical accounting policy, it appears to us that your revenue recognition policy should be expanded to differentiate your product sales from your brokerage sales and tolling services.

41. To the extent your brokerage sales and tolling services are more than 10% of total revenue, separately present those revenues in accordance with Rule 5-03(b)(1)(a) of Regulation S-X.

Notes to Consolidated Financial Statements; page F-8

Note 10.  Accrued Expenses and Other Liabilities; page F-17

42. Please segregate the accrued liabilities pertaining to environmental remediation from those that pertain to plant closure costs. Separately provide the disclosures for plant closure costs required by paragraph 20 of SFAS 146.

Note 17.  Other Commitments . . . Environmental Matters; page F-26

43. We note that in 2000 you received correspondence from the Environmental Protection Agency (EPA) alleging potential liability related to your College Grove Tennessee site (the Site). We also note that the Company subsequently received a letter from the EPA dated January 27, 2003 that included demand for payment of $10.3 million plus interest relating to the EPA`s determination that there was a release of hazardous substances from the Site. Notwithstanding this demand for payment, we note that you have not recorded an accrual related to this potential liability. Your disclosures indicate that you do not know what the ultimate outcome will be and as a result are unable to reasonably estimate the amount of ultimate liability. However, it is unclear to us whether, in accordance with FIN 14, you have accrued the minimum amount within an estimated range of loss as of December 31, 2003 or June 30, 2004. In this regard, we note that the EPA has sent a Third Request Letter dated June 28, 2004 and in such letter requested additional information and increased its demand for payment to $11.8 million. Your response should be made in light of the EPA`s continued pursuit of this matter and the increase in the amount demanded for payment and should address the appropriateness of your lack of accrual for this potential liability as of December 31, 2004 and subsequent interim periods.

44. We also note that you have accrued amounts related to environmental remediation and plant closure costs related to certain Tennessee and Florida sites. In accordance with SAB Topic 5Y, please address the time frame over which amounts accrued or amounts presently not accrued may be paid out and the judgments and assumptions affecting the reliability and precision of such estimates.

Note 19. Debt Forgiveness and Gain on Extinguishment of Debt; page F-
30

45. You indicate that in 2001 you were released from approximately $16.6 million of debt and accrued interest of $.7 million in exchange for the payment of $18 million and the issuance of common stock warrants. Please provide us with additional information regarding this debt refinancing.

* Clarify for us how this transaction resulted in a $17.3 million gain. We assume that you meant your disclosures to indicate that in lieu of the $18 million payment, the company issued common stock warrants for 17% of the fully diluted equity of the Company.

* Tell us how you determined that the common stock warrants for 17% of the fully diluted equity of the Company with an exercise price of $.01 had no value. Your response should be made in light of the book value of the company at the date the warrants were issued and the lack of any impairment related to your goodwill and other intangible assets. Your response should also address the $2.40 deemed fair value for your common stock as indicated in your 2001 earnings per share calculation in Note 25.

* Tell us the underlying business reasons the bank accepted warrants deemed to have no value in lieu repayment of the debt.

* Management`s Discussion and Analysis should be expanded to more fully discuss this refinancing, including the business reasons underlying this transaction.

46. As indicated in Note 23 we note that in January 2004 the Company paid off the remaining subordinated debt and paid approximately $250 for the common stock warrants that were originally issued to the bank in the 2001 debt refinancing. Tell us why the bank sold you the warrants back for $250. Tell us the fair value of the warrants in January 2004.

Note 20.  Segment Reporting; page F-30

47. For each period presented, please identify and describe all significant reconciling items included the Corporate, Elimination and Other category for operating profit (loss) and total assets as required by paragraph 32 of SFAS 131.

48. Provide revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131. In this regard we assume that your product and service groupings will be similar to that provided under the caption Results of Operations within Management`s Discussion and Analysis.

Schedule II - Valuation and Qualifying Accounts

49. Please provide the Schedule II - Valuation and Qualifying Accounts Schedule required by Article 12 of Regulation S-X for your allowance for doubtful accounts.

Metalico Interim Financial Statements for the Six Months Ended June
30, 2004

Balance Sheet; page F-39

50. We note that your Property Actively Marketed for Sale, net has increased from $1.7 million as of December 31, 2003 to $2.4 million as of June 30, 2004. In this regard, we assume the $.7 million increase is related in part to the remediation costs you referred to in Note 23 to your December 31, 2003 audited financial statements. Given that the sales agreement you entered into on January 9, 2004 required that you provide these remediation efforts before March 31, 2004, provide disclosures so that investors understand why this property has not been sold as of June 30, 2004. Further, if the property has not been sold as of September 30, 2004, provide a detailed discussion of how management has determined that the carrying value of this property is recoverable.

Notes to Condensed Consolidated Financial Statements; page F-42

	Note 2.  Earnings Per Share; page F-42

51. As discussed in Note 23 to your December 31, 2003 audited financial statements, we note that you entered into an Exchange
Agreement with your preferred stockholders.

* Provide disclosure regarding how you accounted for this exchange.

* Demonstrate for us how your earnings per share calculation appropriately takes into account the changes in the nature and amount of preferred stock that was issued effective May 24, 2004. Specifically address how you calculated the number of shares used in the calculation of both basic and diluted earnings per share. Provide specific reference to the guidance within SFAS 128 that you relied on.

* Tell us the fair value of the new preferred stock transferred to the preferred stockholders. Please note that any excess of fair value of the new preferred stock over the carrying value of the old preferred stock and dividends payable should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. Refer to EITF Topic D-42 for further guidance.

	Note 8.  Acquisition of Remaining Interest in Joint Venture
Investee; page F-47

52. We note that the convertible debt issued in connection with the Mayco acquisition is convertible into common stock at $2.75 per share. Please address for us whether this represents a beneficial conversion feature as contemplated by EITF 98-5. Your response should address the fact that as disclosed in Note 1 to your December 31, 2003 audited financial statements you valued your common stock at $3.20 (based on 62,500 shares valued at $200,000) in connection with your October 2003 business combination.

Related Party Transactions

53. As indicated under Item 7--Certain Relationships and Related
Transactions, we note that on February 6, 2004 you issued promissory notes to Mr. Aguero and Mr. Drury.

* Please provide disclosures of these transactions, including the terms of the promissory notes and separately identifying the related liabilities on the face of your balance sheet.

* Disclose the effective interest rates related to the issuance of $600,000 and $300,000 of promissory notes for $500,000 and $250,000 respectively.

54. As indicated under Item 10 - Recent Sales of Unregistered
Securities we note that in June 30, 2004 you issued of 435,000 shares of common stock to Mr. Aguero in exchange for and satisfaction of debt payable to Mr. Aguero in the amount of $870,000. Please provide disclosure of this transaction.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez at (202) 824-5524 or Jeanne Baker at
(202) 942-1835 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or Lesli Sheppard at (202) 942-1887 with any other questions. Alternatively, you may contact me at (202) 942-1950.



			Sincerely,




			Pamela Ann Long
					Assistant Director


cc:	Tim Bryant, Esq. (via facsimile 312/984-7700)
McDermott Will & Emory LLP
	227 West Monroe
	Chicago, IL 60606-5096
Carlos E. Aguero
Metalico, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE